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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9/A
                               (AMENDMENT NO. 2)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                            ------------------------

                               BRC HOLDINGS, INC.
                           (Name of Subject Company)

                            ------------------------

                               BRC HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                            ------------------------

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                  227174-10-9
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              JERROLD L. MORRISON
                     PRESIDENT AND CHIEF OPERATING OFFICER
                               BRC HOLDINGS, INC.
                      1111 W. MOCKINGBIRD LANE, SUITE 1400
                            DALLAS, TEXAS 75247-5014
                                 (214) 688-1800
            (Name, Address and Telephone Number of Person Authorized
     to Receive Notice and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                WITH COPIES TO:

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
            JEFFERY M. SONE, ESQ.                        CHARLES S. GILBERT, ESQ.
             ARTER & HADDEN, LLP                           JACKSON WALKER L.L.P.
        1717 MAIN STREET, SUITE 4100                    901 MAIN STREET, SUITE 6000
            DALLAS TX 75201-4605                            DALLAS, TEXAS 75202
               (214) 761-2100                                 (214) 953-6000
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    This Amendment No. 2 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Statement") relates to the tender offer (the "Offer")
disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998
(the "Schedule 14D-1") of ACS Acquisition Corporation, a Delaware corporation
(the "Purchaser") and a wholly-owned subsidiary of Affiliated Computer Services,
Inc., a Delaware corporation ("Parent") for 8,704,238 shares of Common Stock, par value $.10 per share (the "Shares"), of the Company. The purpose of this
Amendment No. 2 is to amend and supplement Items 8 and 9 of the Schedule 14D-9 as described below.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 is hereby amended and supplemented as follows:

    (e) Litigation

    On October 30, 1998, a putative class action lawsuit was filed by Matador Capital Management Corporation and related companies against the Company, its directors, the Purchaser and Parent in the Delaware Court of Chancery in and for New Castle County on behalf of all persons (other than the defendants) who owned common stock, par value $0.10 per share, of the Company on October 19, 1998 requesting, among other things, the Delaware court to issue an injunction prohibiting consummation of the Offer and a declaratory judgement that the Merger Agreement and the Stoffel Agreement are invalid and unenforceable. The complaint alleges, among other things, certain misstatements and omissions in certain documents mailed to the Company's stockholders in connection with the Offer, certain breaches of fiduciary duties by of the Company's Board and the aiding and abetting of such breaches of fiduciary duties by Parent and the Purchaser. The Company intends to defend vigorously against these allegations. A copy of the complaint is filed herewith as Exhibit 11 and is incorporated herein by reference.

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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended and restated as follows:

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Exhibit 1  Agreement and Plan of Merger, dated October 18, 1998, among Parent, the Company and Purchaser.(2)(4)

Exhibit 2  Transitional Compensation Agreement, dated October 9, 1998, between the Company and Jerrold L. Morrison.(2)(4)

Exhibit 3  Transitional Compensation Agreement, dated October 9, 1998, between the Company and Harvey Braswell.(2)(4)

Exhibit 4  Transitional Compensation Agreement, dated October 9, 1998, between the Company and Thomas E. Kiraly.(2)(4)

Exhibit 5  Transitional Compensation Agreement, dated October 9, 1998, between the Company and Bernard J. Owens.(2)(4)

Exhibit 6 Agreement, dated October 18, 1998, between the Company and Paul T. Stoffel.(2)(4)

Exhibit 7  Stock Tender Agreement, dated October 19, 1998, by and between Parent, Purchaser and each of Paul T. Stoffel, individually, and Kathryn Ayres Esping, individually and as Independent Executor of the Estate of P.E. Esping and as
           Director of the Esping Family Foundation.(2)(4)

Exhibit 8  Letter, dated October 23, 1998, to the stockholders of the Company from the
           Chief Operating Officer of the Company.(1)(4)

Exhibit 9  Opinion of Donaldson Lufkin & Jenrette, dated October 18, 1998.(1)(4)

Exhibit 10 Press Release by the Company, dated October 19, 1998.(2)(4)

Exhibit 11 Complaint-- Matador Capital Management Corporation, Everglades Partners, L.P.,
           Everglades Offshore Fund, Ltd. and Contrarian Opportunities Fund, L.P. v. BRC
           Holdings, Inc., ACS Acquisition Corporation, Affiliated Computer Services, Inc.,
           Paul T. Stoffel, L. D. Brinkman, Robert E. Masterson and David H. Monnich, C.A.
           No. 16758-NC (Del. Ch., filed October 30, 1998).(2) (5)

Exhibit 12 Press Release by the Company, dated November 2, 1998.(2) (5)

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(1) These documents are included in the materials mailed to stockholders pursuant to the Offer.

(2) These documents were filed with the Securities and Exchange Commission as exhibits to this Statement, but were not included in the mailing to stockholders. Such documents and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission (the "Commission") at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Such material may also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

(3) Schedules to this Agreement have been omitted but description of such schedules may be found in the Agreement where referred to. The Company hereby undertakes to provide copies of such omitted schedules to the staff of the Commission upon request.

(4) Previously filed.

(5) Filed herewith.
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                                   SIGNATURE

    AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

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                                BRC HOLDINGS, INC.

                                By:           /s/ JERROLD L. MORRISON
                                     -----------------------------------------
                                                Jerrold L. Morrison
                                                PRESIDENT AND CHIEF
                                                 OPERATING OFFICER
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Date: November 3, 1998


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